

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2015

Via E-mail
Mitchell R. Butier
President, Chief Operating Officer and Chief Financial Officer
Avery Dennison Corporation
207 Goode Avenue
Glendale, CA 91203

      Re: Avery Dennison Corporation
              Form 10-K for the Fiscal Year Ended January 3, 2015
              Filed February 25, 2015
              File No. 1-7685

Dear Mr. Butier:

      We refer you to our comment letter dated June 24, 2015 regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Cecilia Blye

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Susan C. Miller
        Senior Vice President, General Counsel and Secretary
        Avery Dennison Corp.

        Amanda Ravitz
        Assistant Director
        Division of Corporation Finance